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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                       THE NEW WORLD POWER CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  649290301
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                                 (CUSIP Number)


      Vitold Jordan, 637 Roslyn Avenue, Westmont, Quebec, Canada H3Y 2V1
                                (514) 944-8053
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 20, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 649290301                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Vitold Jordan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Canadian
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           301,763
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,763
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.885%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

     Common Stock of The New World Power Corporation
      1289 Bridge Road, P.O. Box 853, Skippack, PA 19474



Item 2.  Identity and Background.

                  (a) The name of the person filing this Schedule is Vitold Jordan

                  (b)      The business address of
                           637 Roslyn Avenue, Westmont, Quebec, Canada H5Y 2V1

                  (c)      Acting CEO, The New World Power Corporation

                  (d)      N/A

                  (e)      N/A

                  (f)      Canadian

Item 3.  Source and Amount of Funds or Other Consideration.

          $30, 176.00-Personal Funds

Item 4.  Purpose of Transaction.

          Personal Long-Term Investment. Additional shares may be acquired for filers personal account in the future.

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                                                               Page 4 of 5 Pages






Item 5.  Interest in Securities of the Issuer.

                  (a) 301,763 shares of Common Stock which is 8.85% of
                      Common Shares

                  (b) 301,763 shares

                  (c) N/A

                  (d) N/A

                  (e) N/A

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                      N/A

Item 7.           Materials to be Filed as Exhibits.

                      N/A


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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  April 29, 1998

                                             BY:  /s/  VITOLD JORDAN
                                                  ------------------------------
                                                       Vitold Jordan